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To all regular UK Conoco Employees

                                CONOCO SPLIT-OFF

THESE NOTES ARE BEING PRODUCED FOR AND ADDRESSED TO DUPONT SHAREHOLDERS WHO ARE UK EMPLOYEES, AS A BRIEF EXPLANATION OF THE INTENDED CASH OFFER BY DUPONT.

INTRODUCTION

DuPont is intending to offer its shareholders who are non-United States Persons the opportunity to sell some or all of their DuPont common stock to DuPont for cash (the Cash Offer). The Cash Offer is being made substantially concurrently with a share exchange offer in the United States in which DuPont is offering shareholders who are US Persons the opportunity to exchange DuPont common stock for shares of Conoco Class B common stock (the Exchange Offer). The Cash Offer and the Exchange Offer (collectively referred to as the "Offer") are part of the process by which DuPont is intending to dispose of its remaining ownership of Conoco. The purpose of these notes is to give you some immediate information on the Offer process and to provide some Question and Answers on some preliminary questions you may have around the Offer.

As the offer to shareholders will take the form of an Exchange Offer in the United States to those stockholders who are "US Persons" and a Cash Offer to "Non-US Persons", it is the Cash Offer that will apply in the UK. Accordingly, these notes (and particularly the Q and A's) will concentrate on the Cash Offer, with information on the Exchange Offer being provided merely to place the Cash Offer in context.

TIMETABLE

The offer is conditional on various procedures which have still to be completed. The Exchange Offer in the United States is expected to commence on Monday 12 July and close on Friday 6 August 1999. Because of local regulatory requirements in some non-US countries, it is likely that the Cash Offer would then commence two days later on Wednesday 14 July and close two trading days later on Tuesday 10 August 1999.

COMMUNICATION TO SHAREHOLDERS

Each share plan trustee or other external organisation holding shares on behalf of DuPont stockholders (referred to as "Administrators") will communicate and process the Offer with stockholders in relation to the particular plan or account for which it is responsible. It may well be, therefore, that as a UK stockholder you will receive several mailings, each relating to the particular plan or account in which you hold shares. Mailings will be made to the address currently on record with the relevant Administrator.

The full details of the Cash Offer are contained in the "Offer to Purchase" document. This document is currently being printed and will then be mailed to the various Administrators. You should receive separate copies in respect of your shareholding(s), along with a letter from the relevant Administrator, in about four to six days time. The provisions of such documentation will govern the Cash Offer.

You are under no obligation to participate in the Offer. However, if you do wish to do so, you will have to make a separate decision in respect of each plan in which you hold shares.
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In summary, for your purposes the various mailings will be handled as follows:

LOCATION OF SHARES                 ADMINISTRATOR PROCESSING THE OFFER

- Conoco Stock Ownership Plan      Noble Lowndes Settlement Trustees Limited

- Conoco Share Shop                Noble Lowndes Settlement Trustees Limited

- DuPont Single Company PEP        Stocktrade

- Conoco ISA                       Stocktrade

- Merrill Lynch Blueprint Account  Merrill Lynch

- Privately owned shares           First Chicago Trust Company, or other
                                   appointed broker holding stocks on behalf of the individual shareholder

CASH OFFER OR EXCHANGE OFFER

Where shares are held in a Company Plan or Trust, the nature of the offer is automatically determined by the location of that Plan regardless of the nationality or current geographical location of the individual shareholders. Thus, the shares held in the UK Plans (SOP, Share Shop DuPont Single Company PEP and Conoco ISA) are automatically eligible for the Cash Offer only and not the Exchange Offer, because those Plans with their underlying trust arrangements are resident in the UK.

It is conceivable, subject to compliance with any relevant laws, that there will be a few cases where individuals receive the Exchange Offer for some of the shares they hold and the Cash Offer in respect of others. For example, in respect of any shares held in the Merrill Lynch Blueprint Account, UK payrolled employees will be eligible to receive the Exchange Offer if they are currently on expatriate assignment in the U.S. and fulfill the conditions of a "U.S. Person" whereas they will receive the Cash Offer in respect of any DuPont shares in SOP.

For employees with DuPont shares in a Blueprint account, Merrill Lynch will initially determine eligibility for the Cash or Exchange Offer based on the location of the address they hold on file. Thus, US employees on expatriate assignment in the UK will, in respect of shares in their Blueprint account, receive the Cash Offer documentation from Merrill Lynch if they have a UK address on record with Merrill Lynch. They should contact Merrill Lynch if they have any questions in relation to such shares.

QUESTIONS AND ANSWERS

As these notes are being produced for DuPont shareholders who are UK employees, the Q & A's relate particularly to the Cash Offer process.

Q:1  WHAT IS THE CASH OFFER?

A:1 DuPont is offering its shareholders who are non-United States Persons the opportunity to sell some or all of their shares to DuPont for cash. The Cash Offer is being made substantially concurrently with a share exchange offer in the United States. It is the Cash Offer that will apply in the UK.

     THIS IS A COMPLETELY VOLUNTARY PROCESS ON THE PART OF DUPONT SHAREHOLDERS. YOU ARE NOT REQUIRED TO TENDER ANY OF YOUR DUPONT COMMON STOCK UNLESS YOU WISH TO DO SO.



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Q:2   How do I decide whether to tender?

A:2 The information you receive from the relevant Administrator (Noble Lowndes Settlement Trustees Limited, Stocktrade, etc.) will include the "Offer to Purchase" document and a cover letter from the Administrator. You should review all this information, just as you would with any other investment you are considering, before you decide whether or not you wish to tender any of your DuPont common stock. Dupont or Conoco is unable to advise you on this decision. It is recommended that you seek advice from an independent financial adviser, bank manager, stockbroker, etc. competent to advise on such matters (who may charge you for this advice).


Q:3  How do I tender?

A:3 The election period for the Cash Offer is expected to be open from Wednesday 14 July to Tuesday 10 August 1999. Each Administrator will send you details of how to participate in the Cash Offer in respect of the shares held in that particular plan or account. Please note that the closing date will vary according to which category of shares is being tendered. For example, the Administrators of the UK Share Ownership Plan and DuPont Single Company PEP will have to set an earlier closing date to receive instructions on shares in those Plans in order to have sufficient time to collate all the tenders received and submit a composite tender to the US in respect of the Plan.

Q:4  How many shares may I tender?

A:4 You may tender all or only part of your holdings of DuPont stock in each Plan or account, (subject to the normal retention restrictions of SOP). If you tender only a part of your holdings of DuPont stock in any Plan or account, you will be deemed to have made an election not to tender your remaining holdings of DuPont stock in that Plan or account.

Q:5  What may I tender?

A:5 You may tender only actual shares of DuPont common stock. You cannot tender DuPont share options.

     NOTE: You may exercise vested share options in order to receive DuPont shares which may then be tendered under the Exchange Offer. However, you will need to consult with Merrill Lynch to ensure that the shares will be registered in your name in time to meet the closing date for the offer. Monday 2 August 1999 is expected to be the latest date on which you can exercise options to acquire shares for subsequent tendering within the Cash Offer deadline. Having completed your exercise, you will need immediately to contact your country SHARES facilitator, via your local HR Department, in order to obtain the necessary Merrill Lynch letter and documentation to enable you to tender those shares before the Cash Offer closes.

Q:6  Why is DuPont not making the Exchange Offer to Non-U.S. persons?

A:6 There are numerous complex and costly tax, legal and regulatory requirements which would have had to be satisfied in order to extend the Exchange Offer to other jurisdictions outside the U.S. and in some countries a share offer could have been totally prohibited. To avoid these complications and the associated cost and tax impacts, DuPont has decided instead to make a Cash Offer to "Non-U.S. persons" in those countries where it is legally able to do so.
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Q:7  WHY IS THE CASH OFFER SUBJECT TO US TAX WITHHOLDING?

A:7 Under US tax law the Cash Offer must be treated in the same way as a dividend and must, therefore, be subject initially to tax withholding in the US. It is anticipated that the reduced 15% rate of tax withholding will be applied to the tender of shares from SOP and the DuPont Single Company PEP and Conoco ISA because of the compliance documentation (Form W8) already filed with the US authorities by the respective Plan managers.

     Where a Form W8 has not been filed or is not completed under the Cash Offer arrangements, a 30% or higher rate could be applied.

Q:8  CAN I CLAIM BACK THE TAX WITHHOLDING IMPOSED IN THE US?

A:8 There is no certainty that you will be able to recover the US tax withheld. The formal Cash Offer document indicates the grounds under which you might be able to recover the US tax withheld. It is not possible to know in advance that a successful claim for recovery can be made since this will depend on the facts and circumstances for each shareholder and the overall effect of the process on DuPont's subsequent share structure.

     Whether or not the US tax can be reclaimed can only be determined after completion of the overall Exchange Offer transaction. Each shareholder will have to complete appropriate forms for repayment and apply to the Internal Revenue Service in the US. The facts of each case will determine whether a refund can be claimed. You cannot rely on recovering the US tax in deciding your response to the Cash Offer nor is it possible to provide further guidance in advance of the process being completed.

     The Company has, however, engaged the services of PricewaterhouseCoopers to provide guidance, if required, to participating employees regarding the basis of their claim for recovery and the completion of the appropriate forms. They will also be able to advise on other tax related issues associated with the Cash Offer. Employees will be charged a fee for the use of this service which will be deducted through Payroll. The details of the Helpline service are set out in Attachment 1 to these notes.

Q:9  DO I HAVE TO PAY INCOME TAX ON THE CASH RECEIVED FOR DuPONT SHARES?

A:9 In general, there should be no UK income tax due on the cash received for DuPont common stock under the Cash Offer. The exception is if you decide to tender any SOP company-purchased shares which are less than three years old. These shares would be taxable if sold in the normal way and are similarly liable to UK income tax if tendered for cash under the Cash Offer.

     It is highly unlikely but there is a remote possibility that part of the cash you receive will be taxed as income in the UK. In that event, shareholders will be subject to UK income tax with credit given for any irrecoverable US tax.

Q:10 DO I HAVE TO PAY CAPITAL GAINS TAX IF I TENDER SHARES UNDER THE CASH OFFER?

A:10 Yes, except where you "dispose" of shares from a tax relieved investment plan such as the DuPont Single Company PEP or Conoco ISA. In all other cases, and after removing from charge any part of the cash to be taxed as income, if you receive cash in respect of your DuPont common stock, you will be potentially liable to Capital Gains Tax on the difference between the cash proceeds received and the original cost of the shares (as adjusted for indexation).
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     You will not, however, have to pay any Capital Gains Tax unless your chargeable gains (less allowable losses) from all sources during the tax year 1999/2000 exceed the annual exemption. The annual exemption for 1999/2000 is pound sterling 7100. If you are unable to recover the US Tax Withholding on the proceeds for the shares tendered, you can deduct this tax in calculating the chargeable gain.

     As an alternative, part of the US tax can be credited against any UK capital gains tax payable on the transaction, but you will need to consult your usual tax advisor.

     For UK payrolled employees, more detailed "Guidance Notes on How to Calculate Capital Gains Tax" are available via your local HR Department or HR Central Services, Warwick.

     Where necessary, you should ensure that the relevant details are included on a tax return under the self-assessment procedures for the 1999/2000 tax year.

Q:11 IF I AM OUT OF THE UK ON EXPATRIATE ASSIGNMENT WILL I BE AFFECTED BY
     CAPITAL GAINS TAX THROUGH TENDERING SHARES UNDER THE OFFER?

A:11 You will probably have become non-resident for UK tax purposes through the length of assignment overseas. Nevertheless you may still be liable to UK Capital Gains Tax through tendering shares under the Cash Offer if you left the UK on assignment after 16 March 1998, having previously been UK resident in the normal way, and remain abroad for less than 5 complete tax years. This means that you may have to report details of your gain as a result of the Cash Offer (and other gains) whilst on assignment, for the tax year in which you return to the UK. If you left the UK before 16 March 1998, the five-year time limit will not apply and no CGT liability should arise once you have established non-UK resident status.

     The position is complex and you may wish to seek independent professional advice on it.

Q:12 DO I HAVE TO EXCHANGE MY DUPONT SHARES NOW THAT CONOCO IS SEPARATING FROM
     DUPONT?

A:12 No. Participation in the Cash Offer is completely voluntary. There is nothing to prevent you from continuing to hold your DuPont common stock as you have in the past. This applies equally to shares held in Company administered or sponsored plans such as SOP, the DuPont Single Company PEP and the Conoco ISA.

Q:13 CAN I RE-INVEST IN SOP THE CASH RECEIVED FOR DUPONT SHARES?

A:13 No. The exchange of your SOP shares for cash is deemed by the Inland
     Revenue to be a "disposal" of those shares (i.e. it is treated like a "sale" of your shares) and these proceeds cannot be re-invested in SOP. (For your information, this situation would have been the same had DuPont common stock in SOP been able to be exchanged for Conoco shares. The Conoco Class B shares received could not have been held in the Plan.)

Q:14 WILL MY TENDERING OF DUPONT SHARES IN SOP COUNT AS A SALE TO BE INCLUDED IN
     THE NUMBER OF SALES PERMITTED IN THE TAX YEAR?

A:14 No. Participation in the Cash Offer will not be deemed a sale for the purposes of the limit on the number of sales allowed in a tax year under the Plan.
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Q:15   WILL I HAVE TO PAY ANY BROKERAGE FEES OR OTHER ADMINISTRATION CHARGES
       UNDER THE CASH OFFER?

A:15 Brokerage fees or other administration charges will not apply to the tender under the Cash Offer of DuPont shares held in Company Plans.



Q:16   CAN I MAKE A NORMAL SALE IN SOP DURING THE CASH OFFER PERIOD?

A:16 Yes. DuPont shares in SOP can be sold in the normal way on the regular sale day scheduled for Tuesday 3rd August. Sales will, as usual, be at the market price on that day and free from the complications of US Withholding Tax associated with the Cash Offer.

       The closing date for normal sale instructions to be received by Noble Lowndes Settlement Trustees Limited will be 5:00 pm on Monday 26th July. Sale Forms (available from your local HR Dept) can be faxed as well as mailed to the Trustee. Remember that you can, if you wish, specify a minimum sterling price for your sale, with the instruction that the Trustee cancel the sale if the price falls below that figure on the sale day.



Q:17 IF I HAVE ANY QUESTIONS ABOUT THE CASH OFFER, WHOM SHOULD I CONTACT IN THE FIRST INSTANCE?

A:17   For queries regarding the Stock Ownership Plan (and the Conoco Share
       Shop), you should call the Plan Hotline on 0181-666-8285.

       For other plans or accounts, you should call the relevant Administrator as follows:

       Stocktrade (Single company PEP and ISA): 0131-529-0459

       Merrill Lynch (Blueprint Account): 001-732-563-6775

       For general questions about the Exchange Offer, you should contact the official information agent in the US, D.F. King & Co., Inc. on 001-212-269-5550.

For tax advice, you should contact your own tax adviser or the PwC Helpline if preferred.



                                                 HR CENTRAL SERVICES, WARWICK.
                                                         MONDAY 12TH JULY 1999


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                                                                    ATTACHMENT 1




                   ADVICE ON RECOVERY OF US WITHHOLDING TAX
                          VIA PRICEWATERHOUSECOOPERS


PricewaterhouseCoopers (PwC) have been engaged to provide a telephone Helpline advisory service to employees participating in the Cash Offer. The service has been established primarily to provide guidance on the recovery of US Withholding Tax but can also cover other tax-related issues, such as Capital Gains Tax.

The procedure and charges for this service are set out below.

- The Company recognises that your personal financial/tax advisor may not be familiar with the rules of US Withholding Tax and has, therefore, arranged for specialist assistance to be available via PwC. The service is entirely voluntary. It has been established primarily to provide advice on the basis for claiming recovery of Withholding Tax from the US Internal Revenue Service and guidance on completing the necessary documentation.

- To access the PwC Helpline you should call 0171-213-8242. This will be connected to an answering facility so that you can leave your telephone number and a PwC representative will call you back.

- Employees will be charged a standard minimum fee of (pound sterling)50 (incl VAT) for up to 15 minutes telephone consultation with a PwC adviser. If the call extends beyond 15 minutes, employees will be charged for the extra time on a prorated basis (eg (pound sterling)67 for 20 minutes). Employees will be limited to a maximum of (pound sterling)200 of usage, whether through four short calls or extended discussion over fewer calls.

- The PwC fee will be recovered by payroll deduction in the month following notification by PwC to Conoco of Helpline usage details.

- Before contacting PwC, employees should list their queries and gather all relevant paperwork so that they can make best use of their consultation time.

- When contacting PwC, employees will on each occasion be asked to quote their name and employee number to confirm their identity before any advice can be given. Your Employee Number is the six digit number quoted on your payslip.

- The PwC Helpline has been designed to advise primarily on the US Withholding Tax issue. PwC will also be able to provide guidance on other tax-related aspects of the Cash Offer if required but they will not, via this particular service, be able to advise on the merits or otherwise of participating in the Cash Offer in individual cases. (Employees are, of course, free to make their own private arrangements with PwC for personal financial advice under the terms of the Financial Services Act)